

November 16, 2009

Via U.S. Mail

Mr. Edwin Slater
Chief Executive Officer
Sandalwood Ventures, Ltd.
15 Park
Lossiemouth, Morayshire 1V30 5SE
Scotland

> **Re: Sandalwood Ventures, Ltd.**
> **Registration Statement on Form S-1**
> **Filed October 19, 2009**
> **File Number 333-162557**

Dear Mr. Slater:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to contact us at the telephone numbers listed at the end of this letter.

Risk Factors, page 9

General

1.   Many of your risk factors contain language such as "we can make no assurances" and "there can be no assurance". The risk factors must discuss the nature of the specific risk, rather than your ability to provide assurance. Please remove all

such disclosure and revise your risk factors accordingly to address the particular risk rather than your ability to offer assurance.

"If the registration statement, of which this prospectus is a part . . . .", page 12

2.   Expand this risk factor to indicate that your lack of experienced personnel may impair your ability to maintain effective internal controls over financial reporting and disclosure controls and procedures, which may result in material misstatements of your financial statements and an inability to provide accurate financial information to your stockholders.

3.   With a view toward disclosure, tell us how Mr. Slater will monitor financial controls and provide accurate financial information to stockholders once this registration statement becomes effective and until you are able to hire the necessary experienced personnel.

4.   In addition, given your financial condition and lack of experienced personnel, tell us how you plan to comply with, and cover the cost of, your periodic reporting requirements once this registration statement becomes effective.

"Our sole officer and director lacks technical and/or exploration expertise . . . .", page 13

5.   Given your financial condition and lack of experienced personnel, expand your discussion to provide further detail about your current and ongoing ability to successfully implement your business plan and manage your growth. We note that your mineral claim is located in Nevada, and that your sole officer/director/employee:

   - is located in Scotland;
   - devotes approximately 15 hours per week to your operations;
   - is employed by another company; and
   - lacks training and expertise in mining operations.

Directors, Executive Officers, Promoters and Control Persons, page 19

6.   Please enhance your disclosure to include the nature of Mr. Slater's occupation with Chevron Offshore from January 2007 to date. See Item 401(e) of Regulation S-K.

Forward Looking Statements, page 24

7.   Please revise your disclosure to clarify that you do have an obligation to update
        and promptly disseminate revised disclosure in the event that your existing
        disclosure fundamentally or materially changes. See Item 502(a)(ii) of
        Regulation S-K.

Management's Discussion and Analysis . . . ., page 29

Mineral Property Acquisition, Exploration and Development Costs, page 30

8.   Tell us the process by which the company "evaluates, at least quarterly, the
        carrying value of capitalized mining costs and related property, plant and
        equipment costs, if any, to determine if these costs are in excess of their net
        realizable value and if a permanent impairment needs to be recorded." We note
        your risk factor disclosure that the company lacks personnel with finance and
        accounting expertise.

Plan of Distribution and Selling Stockholders, page 34

9.   Identify as underwriters all selling shareholders who are registered broker-dealers.
        Otherwise, confirm to us that all securities being resold by registered broker-
        dealers constitute compensation for investment banking services. Identify as
        underwriters all affiliates of registered broker-dealers that are listed as selling
        shareholders unless you can confirm to us that (1) each purchased its securities in
        the ordinary course of business and (2) at the time of purchase, the shareholder
        had no agreements or understandings, directly or indirectly, with any party to
        distribute the securities.

Financial Statements

10.   Please update your registration statement to include financial statements covering
        subsequent interim periods for any amendment filed after November 12, 2009, to
        comply with Rule 8-08 of Regulation S-X.

Exhibit 5.1

11.   With regard to the limitation on reliance in the paragraph of the opinion beginning with the words "This opinion is being delivered and is intended for use . . .", the purchasers of the securities are entitled to rely upon the legal opinion, and counsel must avoid statements to the contrary. Please file a revised legal opinion, or obtain an explanation from counsel regarding why this limitation is necessary and appropriate. We may have further comments after reviewing counsel's explanation.

12.   The opinion states that it is based upon counsel's "knowledge of law and facts as of its date" and that counsel has assumed no duty to update it. Please note, however, that the opinion must be expressed as of the effective date of the registration statement. Please have counsel revise its opinion accordingly.

Signatures

13.   Please revise to identify the individual signing the registration statement in the capacity of principal financial officer, in accordance with Instruction 1 to the Signatures requirement of Form S-1.

Closing Comments

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Joanna Lam at (202) 551-3476 or Lily Dang at (202) 551-3867 if you have questions regarding comments on the financial statements and related matters. Please contact Tracey L. McNeil at (202) 551-3392 or, in her absence, Michael Karney at (202) 551-3847 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: <u>Via Facsimile</u>
       John S. Gillies, Esq.
       (713) 456-7908